UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								June 5, 2006

Via Facsimile (44 207 822 5951) and US Mail

Patrick Cescau
Group Chief Executive
Unilever PLC
Unilever House
Blackfriars
London EC4P 4BQ
England

	Re:	Unilever PLC
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      Response Letter Dated May 12, 2006
 		File No. 1-04546

Dear Mr. Cescau:

      We have reviewed your response letter of May 12, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to prior comment two. Please expand your materiality analysis to address additional qualitative factors you considered in reaching the conclusion that your contacts with countries identified as state sponsors of terrorism by the U.S. State Department are not material to you individually or in the aggregate. While you addressed the nature of your products, you did not specifically address (i) the investor sentiment evidenced by the legislation and university initiatives referenced in prior comment two; (ii) the fact that, since your operations in Cuba are conducted through an arrangement that is analogous to a joint venture with the Cuban government, sales of your products in Cuba apparently generate income for the government of that terrorist-sponsoring nation; or (iii) any other significant qualitative factors that you considered in assessing the materiality of your contacts with terrorist-sponsoring states, and whether those contacts constitute a material investment risk for your security holders.

2. In this regard, please advise us whether your joint venture partner in Iran is owned or controlled by the Iranian government and, if it is so owned or controlled, discuss the materiality to you and to your security holders of the fact that sales of your products in
Iran may generate income for that terrorist-sponsoring nation. Advise us also whether the third-party distributors through which your products are sold into Sudan and Syria are entities owned or controlled by the governments of those countries and, if they are so owned or controlled, discuss the materiality to you and to your security holders of the fact that sales of your products into those countries may generate income for those terrorist-sponsoring nations.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Mr. Patrick Cescau
Unilever PLC
June 5, 2006
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